# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CeriBell, Inc., CIK 0001861107
CUSIP: 15678C102
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 360 N. Pastoria Avenue, Sunnyvale, California (CA), 94085
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002057201

## Reporting persons
- The Global Value Investment Portfolio Management Pte Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 1,572,146; sole dispositive power 0; shared dispositive power 1,572,146; aggregate amount beneficially owned 1,572,146 (4.2% of the class)
- u.life fund: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,572,146; sole dispositive power 0; shared dispositive power 1,572,146; aggregate amount beneficially owned 1,572,146 (4.2% of the class)
- GVIP Ventures SPC-SP3: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Caroline Kwong: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 1,572,146; sole dispositive power 0; shared dispositive power 1,572,146; aggregate amount beneficially owned 1,572,146 (4.2% of the class)

## Item 1. Issuer
Name of issuer: CeriBell, Inc.
Address of issuer's principal executive offices: 360 N. Pastoria Avenue, Sunnyvale, CA 94085

## Item 2. Person Filing
Name of person filing:
This Schedule 13G/A is being filed on behalf of each of the following Reporting Persons (each a "Reporting Person and collectively, the "Reporting Persons"):
The Global Value Investment Portfolio Management Pte Ltd;
u.life fund;
GVIP Ventures SPC-SP3;
Caroline Kwong.
Address of principal business office or, if none, residence: c/o The Global Value Investment Portfolio Management Pte Ltd, Level 19, Singapore Land Tower, 50 Raffles Place, Singapore 048623
Citizenship: The Global Value Investment Portfolio Management Pte Ltd is a Singapore registered Licensed Fund Management Company monitored by the Monetary Authority of Singapore. u.life fund is registered as a Cayman Islands exempted company. GVIP Ventures SPC - SP3 is registered as a Cayman Islands exempted company. Caroline Kwong is a citizen of Singapore.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Rows 5-11 of the cover page for each of the Reporting Persons and is incorporated herein by reference. The ownership information presented herein represents beneficial ownership of common stock (the "Common Stock") of CeriBell, Inc. (the "Issuer") based upon 37,859,680 shares of Common Stock outstanding as of March 31, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2026. The securities reported herein consist of (i) 1,572,146 shares of Common Stock held by u.life fund and (ii) no shares of Common Stock held by GVIP Ventures SPC-SP3. The Global Value Investment Portfolio Management Pte Ltd has voting control over u.life fund and GVIP Ventures SPC-SP3. Caroline Kwong is the Managing Director of The Global Value Investment Portfolio Management Pte Ltd. As a result of these relationships, each of The Global Value Investment Portfolio Management Pte Ltd and Ms. Kwong may be deemed to share beneficial ownership of the securities reported herein.
Percent of class: The information required by Item 4(b) is set forth in Row 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- The Global Value Investment Portfolio Management Pte Ltd: /s/ Caroline Kwong, Caroline Kwong / Managing Director (05/14/2026)
- u.life fund: /s/ Caroline Kwong, Caroline Kwong / Managing Director of The Global Value Investment Portfolio Management Pte Ltd (05/14/2026)
- GVIP Ventures SPC-SP3: /s/ Caroline Kwong, Caroline Kwong / Managing Director of The Global Value Investment Portfolio Management Pte Ltd (05/14/2026)
- Caroline Kwong: /s/ Caroline Kwong, Caroline Kwong (05/14/2026)